February 1, 2008

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007

Filed August 29, 2007

Definitive Proxy Statement on Schedule 14A

Filed September 26, 2007
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated January 18, 2008 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which was filed on August 29, 2007 and the Definitive Proxy Statement on Schedule 14A, which was filed on September 26, 2007. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 or the 2007 Definitive Proxy Statement on Schedule 14A.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 13. Funds Held for Clients and Client Fund Obligations, page 59

1.

We note from your response to prior comment 4 that you believe funds held for clients and client funds obligations should be excluded from current assets and current liabilities on your consolidated balance sheets. Please be advised that the staff is still considering this matter and the following information will assist us in this process:

•

Please clarify the nature, terms and features of any agreements that control the custody and use of impounded funds held for clients. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.

•

Please clarify the terms and conditions associated with your client fund obligations. Your response should address how this is an obligation of the company versus an obligation of your clients. Explain the impact to the company in the event you fail to perform. As an example, if you fail to make payroll or tax payments would you be obligated to refund or pay out those funds to your client, the client employees or tax authorities.

•

Please explain what authoritative accounting literature supports your balance sheet presentation and classification of “funds held for clients” and “client fund obligations” within a classified balance sheet.

•

Please tell us whether your auditors have consulted with their national practice group regarding the balance sheet classification and related disclosures, and if not, please consider requesting the engagement team to do so.

RESPONSE:

As part of our payroll and payroll tax filing services, we enter into written agreements with our clients that, among other things, govern the remittance, custody and use of impounded funds collected from our clients. Pursuant to the terms of these agreements, we impound funds from our clients prior to the date that our clients are obligated to make payments to their employees for payroll or to the federal, state and local tax authorities. At the time we impound the funds, legal title to these funds transfers to ADP and such assets are recorded as funds held for clients on our Consolidated Balance Sheets. We keep these funds in bank accounts that are owned by ADP or invest them in cash equivalents or marketable securities to which ADP holds legal title. The funds impounded from our clients are held, managed and invested separately from our corporate cash, cash equivalents and our corporate marketable securities, and such funds are held for the sole purpose of satisfying our client funds obligations. Apart from our contractual obligations to our clients, impounded funds are not subject to any encumbrances or conditions (legal or otherwise) that benefit our clients or govern the custody and use of those funds.

Our client funds obligations represent ADP's contractual obligations to remit funds to satisfy our clients’ payroll and tax payment obligations and are recorded on our Consolidated Balance Sheet at the time that ADP impounds funds from our clients. If ADP fails to perform in accordance with its contractual obligations, the clients' employees and respective tax authorities would have a legal right to collect such funds from ADP's clients. Therefore, ADP's clients are not relieved of the liability to make payments that are due to their employees or respective tax authorities until ADP makes such payments. If we fail to perform our contractual obligations to make such payments, our clients could, in accordance with our contractual agreements, demand that ADP make such payments or return the impounded funds to the clients.

We have determined that our funds held for clients and our client funds obligations should be included as a non-classified asset and liability on our balance sheet. In making this conclusion, we considered numerous factors, including the nature of the funds held for clients and client funds obligations, the accounting literature, and the transparency of our financial statements.

We assessed the nature of our funds held for clients and our client funds obligations and determined that the balances do not represent “operating” assets and liabilities of ADP. We considered the provisions of Chapter 3, Section A of ARB 43 “Working Capital” (“ARB 43”) in making this conclusion. Paragraph 4 of ARB 43 discusses the concept of assets being “realized in cash or sold or consumed during the normal operating cycle of the business.” ADP does not utilize the funds held for clients within or for its current operations. The funds held for clients are utilized for the sole purpose of satisfying our client funds obligations. Our funds held for clients are not comparable to assets that are consumed through the normal operating cycle, such as inventory, accounts receivable or prepaid assets. Paragraph 5 of ARB 43 further states that:

. . . the ordinary operations of a business involve a circulation of capital within the current asset group. Cash is expended for materials, finished parts, operating supplies,

labor, and other factory services, and such expenditures are accumulated as inventory cost. Inventory costs, upon sale of the products to which such costs attach, are converted into trade receivables and ultimately into cash again. The average time intervening between the acquisition of materials or services entering this process and the final cash realization constitutes an operating cycle.

Our funds held for clients do not share the same characteristics of the assets that we have classified on our balance sheet and, more importantly, do not meet the definition of an asset used within the operating cycle. Our funds held for clients are not affected by the operational decisions made by ADP in pursuit of its business strategy. Rather, the funds held for clients fluctuate based on numerous factors unrelated to ADP’s business strategy, including the timing of processing payrolls for our clients, the number of payrolls required to be processed per year for our clients, the number of employees and salaries of our clients’ employees, the dates on which our client funds obligations are due to be paid to the respective tax authorities, and the amount of funds due to the respective tax authorities based on the clients’ employees tax withholding elections. Since such assets and liabilities are used solely to satisfy our client funds obligations, and such assets are not used within the operating cycle of ADP, we have concluded that our funds held for clients and the related client funds obligations should not be classified as a current or noncurrent asset on our balance sheet along with our other assets and liabilities.

ADP further considered the transparency of our financial statements based on the current presentation of our client funds assets and client funds obligations. We believe that our current presentation provides transparency to the reader of the financial statements as to those assets that represent operating assets of the Company and those that do not. If we included the funds held for clients or client fund obligations within our classified balance sheet, we would be confusing the users of our financial statements by indicating that such assets and liabilities, totaling $18.5 billion and $18.6 billion, respectively, as of June 30, 2007, are used for purposes other than for the sole purpose of satisfying the client funds obligations. As of June 30, 2007, our operating assets totaled $8.2 billion and our operating liabilities totaled $2.8 billion. Given the significance of the funds held for clients and client funds obligations as compared to our operating assets and liabilities, we believe that including such balances in our classified balance sheet would provide the incorrect reflection of our business. In addition, we believe that the enhanced footnote disclosure, as shown in Appendix A, will further increase the transparency of our client fund assets and our client funds obligations.

Note 18: Staff Accounting Bulletin No. 108, page 72

2.  We note from your response to prior comment 5 that additional disclosure would not be meaningful. Since these adjustments are included in the cumulative effect adjustment of SAB 108, it is presumed that one or more of these errors were material after applying the provisions of SAB 108. Your discussion of the impact of the adoption of SAB 108 should describe the nature of each individual error being corrected and how each error being corrected arose as noted in Question 3 of SAB 108. Simply stating that certain items were overstated or understated does not appear to provide meaningful disclosure of the nature of such errors.

RESPONSE:

Management previously concluded that the errors, which were corrected as part of the cumulative effect adjustment of SAB 108, were immaterial to the consolidated financial statements when assessing such errors using the rollover method. When using the rollover and iron curtain method to assess such errors, as required by SAB 108, management determined that the errors were material to the consolidated financial statements. The errors corrected as part of the cumulative effect adjustment of SAB 108 predominantly arose in years prior to those presented in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The following table demonstrates the fiscal years for which the misstatements, which are discussed in our SAB 108 footnote, originated:

	Period in which the Misstatement Originated
		Year Ended June 30,
Financial Statement Line Item	Prior to July 1, 2004	2005	2006	Recorded Adjustment as of July 1, 2006
Accrued expenses and other current liabilities	$22.1			$22.1
Accounts receivable, net	$11.2			$11.2
Other liabilities	$5.8	$1.2	$1.2	$8.2
Accrued expenses and other current liabilities	$6.3	$0.2	$2.8	$9.3
Income taxes payable	$(5.5)	$(0.5)	$(0.5)	$(6.5)
Impact on net earnings	$39.9	$0.9	$3.5
Retained earnings				$44.3

We supplementally wish to provide the staff the following additional information with respect to each of these misstatements:

•

The overstated accrued expenses of $22.1 million, net of tax, related to accrued professional services of $12.4 million, accruals for employee benefits of $4.0 million, accruals related to tax and legal matters of $2.7 million, and other accrued expenses of $3.0 million. At the time that such accrued expenses were established, management believed that the related services were performed or that such exposures existed, were probable of being paid and were estimable. The accrued expenses were not subsequently adjusted when circumstances related to these accrued expenses were resolved.

•

The provision for allowance for doubtful accounts was recorded based upon an approach that requires the Company to make estimates which involve judgment. Based upon a review of historical cash collections, however, management determined that the allowance for doubtful accounts was overstated by $11.2 million. The provision for the allowance for doubtful accounts was not subsequently adjusted when such determination was made.

•

The overstated other liabilities of $8.2 million, net of tax, related to certain post retirement and non-US pension plans. This error arose due to a clerical error in recording the journal entry associated with the pension plans.

•

The overstated insurance and environmental reserves of $9.3 million, net of tax, recorded within accrued expenses and other current liabilities, related primarily to worker’s compensation liabilities and self-insured liabilities. The Company recorded such accrued liabilities based upon a calculation that was consistent throughout the period in which these overstated accrued expenses were accumulated. Over time, however, management determined based on a retrospective review of these reserves that they were overstated and the accrued expenses were not subsequently adjusted when such determination was made.

•

The Company understated its income tax provision and income tax payable, as well as related interest and penalties, by $6.5 million, for tax deductions taken for the tax years 1998 through 2006. During the fiscal year ended June 30, 2006, management determined that it had incorrectly deducted certain expenses for the tax years 1998 through 2006. As such, the Company had to file amended income tax returns, for which the income tax payable and related interest and penalties totaled approximately $6.5 million.

We believe that our SAB 108 disclosure meets the disclosure requirements of SAB 108 in all material respects and disclosure of the additional information provided supplementally above would not have been consequential.

Item 9A. Controls and Procedures, page 76

Management’s Evaluations of Disclosure Controls and Procedures, page 76.

3.  Refer to your response to prior comment 6. Please note that the proposed disclosure that you have provided in Appendix D does not indicate that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(c). Please advise.

RESPONSE:

In light of the Staff’s comments, we have revised the proposed disclosure to further clarify our officers’ conclusion on the effectiveness of our disclosure controls and procedures. Please refer to Appendix B of this letter for the proposed disclosure that we plan to include in our future filings.

Definitive Proxy Statement on Schedule 14A

4.  Refer to your response to prior comment 8. Notwithstanding the fact that you had no reportable transactions under Item 404 of Regulation S-K, please provide the disclosure required by subparagraph (b) of Item 404 or an appropriate statement that indicates that you have no disclosure to provide pursuant to the subparagraph. See Exchange Act Rule 12b-13.

RESPONSE:

Under our Audit Committee Charter, the Audit Committee is charged with reviewing and approving all related person transactions. Prior to filing our Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Stockholders, our Board of Directors plans to adopt a written policy that will set forth procedures for the review, approval or ratification of any related party transactions. In future filings, we will describe such policy as required by subparagraph (b) of Item 404 of Regulation S-K.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Jay Ingram

Melissa Walsh

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

ADDITIONAL LANGUAGE TO BE ADDED TO CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS FOOTNOTE

Funds held for clients represent assets that are used solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients represent investments that have been invested in the following categories:

		December 31, 2007		June 30, 2007

Cash and cash equivalents	$	X,XXX.X	$	X,XXX.X
Short-term marketable securities		X,XXX.X		X,XXX.X
Long-term marketable securities		X,XXX.X		X,XXX.X

Total funds held for clients	$	X,XXX.X	$	X,XXX.X

The Company has reported a liability within client funds obligations on our Consolidated Balance Sheet for the remittance of the funds held for clients. The client funds obligation, which represents a liability that will be repaid within one year of the balance sheet date, totaled $X,XXX.X and $X,XXX.X as of December 31, 2007 and June 30, 2006, respectively. In order to maximize the book yield on our investment portfolio, the Company utilizes a strategy to extend the maturities of our investment portfolio for funds held for clients and employs short-term financing arrangements to satisfy our short-term funding requirements relating to client funds obligations.

APPENDIX B

Management’s Evaluation of Disclosure Controls and Procedure

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “evaluation”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.